Exhibit 99.7
Independent Auditors’ Report
To the Board of Managers
Master Replicas, Inc
We have audited the accompanying balance sheets of Master Replicas, Inc. (a Delaware corporation) as of December 31, 2004 and 2003 and the related statements of operations, members’ and stockholders’ (deficit) equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Master Replicas, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
/S/ BURR, PILGER & MAYER LLP
San Francisco, California
November 14, 2005

Master Replicas, Inc.
(a Delaware Corporation)
Balance Sheets
for the years ended December 31, 2004 and 2003

	2004	2003
Assets
Current assets:
Cash	$690,740	$231,525
Accounts receivable	840,718	1,309,263
Other receivables	97,756	45,345
Employee advances	35,344	—
Inventory	1,021,794	1,010,451
Royalty advances	54,265	106,356
Prepaid expenses	48,441	35,284
Tooling costs, net	473,556	—

Total current assets	3,262,614	2,738,224
Property and equipment, net	123,574	64,114
Web site development, net	10,001	236,320
Tooling costs, net	—	361,436
Deposits	146,355	25,716

Total assets	$3,542,544	$3,425,810

Liabilities and Members’ and Stockholders’ (Deficit) Equity

Current liabilities:
Lines of credit	$150,000	$300,000
Standby subordinated promissory notes	150,000	—
Capital lease obligation–current portion	7,184	9,559
Inventory financing	120,371	—
Accounts receivable financing	—	158,744
Convertible promissory notes	1,037,500	216,002
Accrued royalties	572,442	469,403
Accounts payable	1,804,356	1,716,583
Accrued investor interest	65,099	51,628
Accrued liabilities	175,438	243,333
Product warranty	45,727	157,054
Deferred tax liabilities	9,000	—

Total current liabilities	4,137,117	3,322,306
Capital lease obligation, net of current portion	5,200	11,042
Long-term debt	865,000	—

Total liabilities	5,007,317	3,333,348

Members’ equity, authorized 320,000 units in 2003	—	92,462
Series A preferred stock, authorized 6,500,000 shares, par value $0.0001, issued 5,284,330 shares	528	—
Common stock, authorized 8,500,000 shares, par value $0.0001, issued 537,527 shares	54	—
Additional paid-in capital	768,751	—
Accumulated deficit since June 1, 2004, in connection with quasi-reorganization	(2,234,106)	—

Total (deficit) equity	(1,464,773)	92,462

Total liabilities and members’ and stockholders’ (deficit) equity	$3,542,544	$3,425,810

The accompanying notes are an integral
part of these financial statements.

Master Replicas, Inc.
(a Delaware Corporation)
Statements of Operations
for the years ended December 31, 2004 and 2003

	2004	2003
Net customer sales	$9,956,572	$9,643,695

Cost of goods sold:
Product costs	3,655,583	3,668,155
Product royalties	1,350,721	1,282,850
Fulfillment and merchant services	902,490	764,023
Freight	508,781	482,013
Loss on write down of inventory	286,596	—
Indirect labor	151,568	91,885
Other	802,014	20,087

Total cost of goods sold	7,657,753	6,309,013

Gross profit	2,298,819	3,334,682

Marketing expense:
Marketing, sales and advertising	589,799	868,548
Web site development	590,053	443,212
Customer service	77,802	70,603

Total marketing expense	1,257,654	1,382,363

Operating expense:
Payroll and related benefits	1,865,910	1,451,732
Product development	659,129	454,261
Travel and entertainment	306,072	195,905
Office expense	179,461	160,559
Web site hosting	123,395	136,060
Bad debt expense	48,642	102,440
Professional fees	791,511	84,539
Depreciation and amortization	183,718	80,993
Write-off of Web site development cost	246,813	36,474
Other expenses	75,097	45,103
Postage and delivery	64,352	44,884
Proofs and samples	33,711	37,684
Miscellaneous expenses	759	—

Total operating expense	4,578,570	2,830,634

Total marketing and operating expense	5,836,224	4,212,997

Loss before interest, depreciation and amortization, and taxes	(3,537,405)	(878,315)

Other income, expense, and income taxes:
Interest income	2,147	374
Interest expense	(168,615)	(213,466)
Financing fees	(11,722)	—
Provision for state entity and income taxes	(23,564)	(12,800)

Total other expense	(201,754)	(225,892)

Net loss	$(3,739,159)	$(1,104,207)

The accompanying notes are an integral
part of these financial statements.

Master Replicas, Inc.
(a Delaware Corporation)
Statements of Members’ and Stockholders’ (Deficit) Equity
for the years ended December 31, 2004 and 2003

	Membership	Membership	Series A Preferred Stock		Common Stock		Additional	Accumulated
	Units	Equity	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Total
Balance of members’ equity at January 1, 2003	130,953	$252,217	—	—	—	—	—	—	$252,217
Member contributions	40,610	944,452	—	—	—	—	—	—	944,452
Issuance of noncash membership units	6,583	—	—	—	—	—	—	—	—
Net loss	—	(1,104,207)	—	—	—	—	—	—	(1,104,207)

Balance of members’ equity at December 31, 2003	178,146	92,462	—	—	—	—	—	—	92,462
Conversion of notes payable and accrued interest into cash membership units	12,487	—	—	—	—	—	—	—	—
Issuance of noncash membership units	6,416	—	—	—	—	—	—	—	—
Issuance of common stock under stock options	—	—	—	—	22,507	$2	$220	—	222
Issuance of common stock for LLC noncash membership units	(25,751)	—	—	—	515,020	52	(52)	—	—
Issuance of preferred stock for Cash membership units	(12,487)	—	249,740	$25	—	—	249,715	—	249,740
Issuance of preferred stock for 2004 convertible notes and accrued interest, net of costs	—	—	1,795,981	179	—	—	1,841,656	—	1,841,835
Issuance of preferred stock for LLC membership units	(158,811)	—	3,136,220	314	—	—	(314)	—	—
Issuance of preferred stock for accrued investor interest	—	—	39,749	4	—	—	49,621	—	49,625
Issuance of preferred stock in exchange for services	—	—	62,640	6	—	—	78,294	—	78,300
Issuance of preferred stock warrants on conversion from LLC membership units	—	—	—	—	—	—	54,664	—	54,664
Net loss for five months ended May 31, 2004	—	(1,505,053)	—	—	—	—	—	—	(1,505,053)
Contributions on conversion	—	1,412,591	—	—	—	—	(1,505,053)	—	(92,462)
Net loss from June 1, 2004 through December 31, 2004	—	—	—	—	—	—	—	$(2,234,106)	(2,234,106)

Balance at December 31, 2004	—	—	5,284,330	$528	537,527	$54	$768,751	$(2,234,106)	$(1,464,773)

The accompanying notes are an integral part of these financial statements.

Master Replicas, Inc.
(a Delaware Corporation)
Statements of Cash Flows
for the years ended December 31, 2004 and 2003

	2004	2003
Cash flows from operations:
Net loss	$(3,739,159)	$(1,104,207)
Adjustments to reconcile net loss to net cash used in operating activities
Bad debt expense	48,642	102,440
Loss from sale and abandonment of fixed assets	—	36,474
Write-off of Web site development costs	246,813	—
Loss from write down of inventory	286,596	—
Depreciation and amortization	183,718	80,993
Amortization of tooling costs	724,819	106,365
Deferred tax expense	9,000	—
Investor interest accrued	131,807	—
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	419,903	(935,426)
Prepaids	(13,157)	(1,461)
Royalty advances	52,091	(56,356)
Inventory	(297,939)	(207,129)
Other receivables	(52,411)	12,953
Employee advance	(35,344)	—
(Decrease) increase in:
Accounts payable	87,773	706,429
Accrued liabilities	35,144	(51,086)
Product warranty	(111,327)	109,085

Net cash used in operating activities	(2,023,032)	(1,200,926)

Cash flows from investment activities:
Purchases of property and equipment	(109,067)	(21,078)
Purchase of Web site development costs	(152,665)	(197,000)
Payment of tooling costs	(836,939)	(335,311)
Deposits on inventory products	(119,989)	—
Payment of security deposit on lease	(650)	(25,716)

Net cash used in investment activities	(1,219,310)	(579,105)

Cash flows from financing activities:
Net (payments) proceeds from line of credit	(150,000)	298,624
Proceeds from issuance of standby subordinated promissory notes	150,000	—
Proceeds from issuance of convertible notes payable	1,037,500	216,002
Proceeds from issuance of notes payable	865,000	—
Proceeds for issuance of convertible promissory notes	2,210,000	—
Payments on capital lease obligations	(10,154)	(4,274)
Proceeds from capital contributions, net of costs	—	944,452
Proceeds (payments) from accounts receivable factoring	(158,744)	158,744
Proceeds from inventory financing	120,371	—
Repurchase of stock	(50,700)	—
Payments for purchase of stock	222	—
Payment for capital-raising costs	(311,938)	—

Net cash provided by financing activities	3,701,557	1,613,548

Net increase (decrease) in cash	459,215	(166,483)
Cash, beginning of year	231,525	398,008

Cash, end of year	$690,740	$231,525

The accompanying notes are an integral
part of these financial statements.

Master Replicas, Inc.
(a Delaware Corporation)
Statements of Cash Flows, Continued
for the years ended December 31, 2004 and 2003

	2004	2003
Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	$26,564	$12,590

Cash paid during the period for interest	$39,862	$174,270

Supplemental schedule of noncash investing and financing activities- acquisition of equipment in exchange for capital leases	$1,941	$21,324

Conversion of notes payable and accrued interest to preferred stock	$2,544,338	—

The accompanying notes are an integral
part of these financial statements.

Master Replicas, Inc.
(a Delaware Corporation)
Notes to Financial Statements
1. Organization
Nature of Business
Master Replicas, Inc., a Delaware corporation (the Company) operating from Walnut Creek, California, was formed in January 2002 as a limited liability company. The Company incorporated in May 2004, issuing common and preferred stock in exchange for member units, convertible notes, and accrued interest. Sales to consumers, distributors and retailers are worldwide.
The Company produces high-quality, officially licensed collectible movie and television prop replicas for sale to retailers, distributors, and consumers. In January 2002, the Company secured a global license with Lucasfilm Ltd. for its initial property, the prop replicas license for the Star Wars saga, the most successful movie franchise ever. The Company brought eight Star Wars products to market in 2002, twelve in 2003, and approximately fifty in 2004. In November 2002, the Company secured a global license with Viacom International for the Star Trek franchise–both the movie and television properties. The Company brought three Star Trek products to market in 2003 and eight in 2004. Additional licenses secured in 2003 with products released in 2004 are Lord of the Rings (New Line Cinema), Alien, Predator and Alien vs. Predator (Twentieth Century Fox), Men in Black (Sony Pictures), and Shrek (Dreamworks). In 2004, the Company secured a license with Disney Enterprises, Inc., and expects to bring various products of Disney characters from movies to market in 2005.
2. Summary of Significant Accounting Policies
Accounting Basis
The accompanying financial statements are prepared on the accrual basis of accounting. On this basis revenue and related assets are recognized when earned and expenses and related liabilities are recognized when the obligation is incurred.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosed amounts of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.
Allowance for Doubtful Accounts
Bad debts are provided on the allowance method based on management’s evaluation of outstanding accounts receivable. As of December 31, 2004, the company wrote off $45,624, which includes a partial recovery of the write off of the amount due from FAO, Inc. As of December 31, 2003 the Company wrote off $78,620 of accounts receivable due from FAO, Inc., which filed for bankruptcy in December 2003. The Company also wrote off $23,820 of accounts receivable as of December 31, 2003 in connection with the January 2004 bankruptcy filing of KB Toys.
Continued

Master Replicas, Inc.
(a Delaware Corporation)
Notes to Financial Statements
2.	Summary of Significant Accounting Policies, continued
Allowance for Doubtful Accounts, continued
The Company performs credit evaluations of its customers and requires no collateral from its customers. In the opinion of management, no allowance for uncollectible accounts is necessary as of December 31, 2004 and 2003.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based upon the estimated useful life of the assets, which range from three to five years.
Property and equipment under capital leases are stated at the lower of the present value of the minimum lease payments at the beginning of the lease term or the fair value at the inception of the lease. Depreciation is computed using the straight-line method based upon the estimated useful life of the assets, which is three years.
Repairs and maintenance are charged to expense as incurred, and costs of significant renewals and improvements are capitalized. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts; any resulting gain or loss is included in operations.
Web Site Development
In accordance with Statement of Position (SOP) 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, issued by the American Institute of Certified Public Accountants (AICPA), the Company capitalized costs associated with Web development, or building of its Web site. Costs incurred in the preliminary project stage are expensed as incurred. Costs incurred in the development stage are capitalized. Costs incurred for maintenance are expensed as incurred. Capitalized costs are stated at cost less accumulated amortization and are amortized on a straight-line basis over the estimated useful life of three years.
The Company’s Web site is currently hosted by an unrelated company in San Antonio, Texas.
Tooling Costs
Tooling costs consist of the costs incurred to make manufacturing materials required to produce the replicas, such as molds or specialized tools. In 2003, these costs are amortized over the life of the related license. In 2004, tooling costs are amortized over the estimated useful life of the tooling costs, which Management has determined is one year. The estimated life of the tooling costs is based on the fact that the various products are usually only produced over a one year period. Amortization expense is included in cost of goods sold as a product cost.
Inventory
Inventory is valued at the lower of cost (specific identification) or market. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values.
Continued

Master Replicas, Inc.
(a Delaware Corporation)
Notes to Financial Statements
2.	Summary of Significant Accounting Policies, continued
Revenue Recognition
Revenue from sales of products made directly to consumers is recognized when the product is shipped. Revenue from the sales of products to retailers or distributors is recognized when the product has been picked up from the fulfillment warehouse, when a distributor’s freight carrier picks up the product FOB Hong Kong, or when a distributor makes arrangements to pick up the products from a Master Replica vendor. Provisions are made at the time the related revenue is recognized for estimated product returns and warranty claims.
Income Taxes
For 2003 and for the five months ended May 31, 2004 Federal and State income tax reporting purposes, profits and losses from the limited liability company will be reported on the individual income tax returns of the members. Therefore, no provision for taxes has been made for the year ended December 31, 2003. An entity tax of $1,600 and $800 has been paid for state franchise tax purposes for the years ended December 31, 2004 and 2003, respectively. Limited liability company fees of $12,000 has been paid for the year ended December 31, 2004. A provision for limited liability company fees of $12,000 has been recorded in accrued liabilities at December 31, 2003. Effective June 1, 2004 the Company will be taxed as a C Corporation.
Advertising Costs
Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2004 and 2003 are $168,432 and $100,528, respectively.
Freight Costs
Freight costs that are incurred to ship products and materials to the fulfillment house are expensed as cost of goods sold when incurred.
Shipping Costs
Shipping costs that are incurred to ship products to customers are included in cost of goods sold as fulfillment expense.
Provision for Warranty Expense
The financial statements include a product warranty reserve of $45,727 in 2004 and $157,054 in 2003. It is based on estimates of future costs associated with fulfilling the warranty obligation. The estimates are derived from historical cost experience. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term.
Reclassifications
Certain reclassifications have been made to the 2003 financial statement numbers to conform to the 2004 presentation. Such reclassifications had no effect on the net loss and total members’ equity previously reported.
Continued

Master Replicas, Inc.
(a Delaware Corporation)
Notes to Financial Statements
3.	Concentrations of Credit Risk
Cash
The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004, and December 31, 2003, the Company’s uninsured cash balance was approximately $1,255,000 and $134,000 respectively.
Major Customers
The Company had two customers who accounted for 57% of accounts receivable at December 31, 2004 and two customers who accounted for 31% of accounts receivable at December 31, 2003. One customer accounted for 15% of the sales for the year ended December 31, 2003.
4.	Inventory
Inventory consists of the following components at December 31, 2004 and 2003:

	2004	2003
Raw materials	—	$432,556
Finished goods	$1,021,794	577,895

Total	$1,021,794	$1,010,451

The Company’s finished goods inventory is held at its third-party distribution center in Edison, New Jersey for the fulfillment of all direct consumer orders and all retail and distribution orders in North America and at a DHL freight facility in Hong Kong.
One inventory item was reduced to lower of cost or market value based for the year ended December 31, 2004. The total amount of the write down was $286,596.
5.	Property and Equipment
Property and equipment at December 31, 2004 and 2003 comprised the following:

	2004	2003
Computer equipment	$121,854	$59,057
Furniture	57,373	11,103
Capital lease assets	27,145	25,206

	206,372	95,366
Less accumulated depreciation	(82,798)	(31,252)

	$123,574	$64,114

Depreciation expense for the year ended December 31, 2004 and 2003 was $51,548 and $22,166, respectively.
Continued

Master Replicas, Inc.
(a Delaware Corporation)
Notes to Financial Statements
5.	Property and Equipment, continued
The Company is the lessee of computer equipment under multiple capital leases expiring in 2006 and 2007. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are amortized over the lesser of their related lease terms or their estimated useful lives, and are included in depreciation expense. Accumulated amortization on capital leases for the year ended December 31, 2004 and 2003 was $13,039 and $4,387, respectively.
Minimum future lease payments for assets under capital leases as of December 31, 2004 for each of the next three years and in aggregate are:

Year ending December 31:
2005	$9,232
2006	5,230
2007	582

Total minimum lease payments	15,044
Less interest on capital leases	(2,660)

Present value of minimum lease payments	12,384
Less current portion	(7,184)

$5,200

6.	Web Site Development
Web site development consists of the following at December 31, 2004 and 2003:

	2004	2003
Web site development	$10,001	$300,651
Less accumulated amortization	—	(64,331)

	$10,001	$236,320

For 2004 the Web site was amortized up to the time that the site was disposed of. Amortization expense for the year ended December 31, 2004 and 2003 was $132,170 and $58,827, respectively. In 2004, management determined that all of the original Web site development costs with a net book value of $246,814 needed to be written off due to disposal of the old Web site, which was not functional.
7.	Tooling Costs
Tooling costs consist of the following at December 31, 2004 and 2003:

	2004	2003
Tooling costs	$1,342,494	$505,555
Less accumulated amortization	(868,938)	(144,119)

	$473,556	$361,436

Amortization expense for the year ended December 31, 2004 and December 31, 2003 was $724,819 and $106,365, respectively.
Continued

Master Replicas, Inc.
(a Delaware Corporation)
Notes to Financial Statements
8.	Line of Credit
The Company has a $150,000 line of credit with the Bank of Walnut Creek that matures on November 30, 2005. The line of credit is secured by cash deposits totaling $150,000 provided by investors as collateral. The line of credit is also secured by substantially all assets of the Company other than customer accounts receivable. Interest accrues at the Prime rate plus         .5% subject to a minimum of 6.00%; the interest rate at December 31, 2004 was 6.00%. As of December 31, 2004 and 2003, the principal balance outstanding was $150,000 and $300,000, respectively.
9.	Standby Subordinated Promissory Notes
The Company has $750,000 in unsecured standby lines of credit with various investors. The notes mature on December 23, 2006, with interest payable monthly at the rate of 13%. At any time upon a change of control, completion of an initial public offering of Common Stock, or sale of 50% or more of the assets or stock of the Company other than the conversion of the Company’s convertible bridge notes, these promissory notes shall be paid in full with accrued interest. These promissory notes are subordinated to all existing, as well as future indebtedness of the Company to Production Finance International, LLC, and the Bank of Walnut Creek. The Notes are convertible into Series B Preferred Stock at the original issuance price, not to exceed $0.05 per share. As of December 31, 2004, the committed principal and principal balance outstanding for each investor is summarized as follows:

	Committed	Outstanding
Ropart Asset Management Fund, LLC	$615,000	$123,000
Jordan M. Schwartz	35,000	7,000
Royal Capital Value Fund, (QP) LP	65,572	13,114
Royal Capital Value Fund, Ltd.	27,214	5,443
Royal Capital Value Fund, LP	7,214	1,443

	$750,000	$150,000

10.	Accounts Receivable Financing
On November 25, 2003, the Company contracted with Summit Financial Resources, L.P. (Summit) to factor certain of its customer accounts receivable, with a maximum credit line of $400,000. The term of the agreement is month to month. The agreement is collateralized by a security interest in accounts receivable, inventory, equipment, and intangibles owned by the Company. At the request of the Company, Summit will advance 80% of eligible accounts receivable not to exceed the maximum credit line. Summit makes advances to the Company directly and then collects the receivables due from the customers to pay off any advances made plus interest due Summit. The rate associated with these borrowings is the Prime Rate plus 2%. Additionally, there is a collateral management fee of 0.04% for each day each invoice remains outstanding based upon the face value of each invoice factored. At December 31, 2003, the Company had net borrowings due to Summit of $158,744, which is collateralized by approximately, $256,000 of accounts receivable. The agreement was terminated in 2004.
Continued

Master Replicas, Inc.
(a Delaware Corporation)
Notes to Financial Statements
11.	Issuance of Convertible Debt
In June 2003, the Company issued $216,002 of convertible notes with an interest rate of 20%, due, along with accrued interest, on December 31, 2003. The notes were originally convertible by the holders into the Company’s Cash Membership Units at any time at a conversion price of $25 per unit. In May 2004, the Company incorporated and the notes and accrued interest were converted into the Cash Membership Units, which were then converted into Series A Preferred Stock under a Plan of Conversion, which resulted in each Cash Membership Unit being converted into 20 shares of Series A Preferred Stock, for a total of 249,740 shares.
In February 2004, the Company issued $2,210,000 of convertible notes with an interest rate of 8%, due, along with accrued interest, on February 27, 2005, unless converted as per the notes. All notes and accrued interest were converted into Series A Preferred Stock under a Plan of Conversion in May 2004, at the set price of $1.25 per share. The total number of shares issued were 1,795,981.
In November 2004, the Company issued $1,037,500 of subordinated convertible promissory notes with an interest rate of 8%. Unless converted, these notes, along with accrued interest, will be due on December 31, 2005. These convertible promissory notes are subordinated to all existing, as well as future indebtedness of the Company to Production Finance International, LLC. The promissory notes are convertible into shares of Series B Preferred Stock. The number of shares to be issued upon conversion will be the total principal amount of the note plus accrued interest, divided by the price per share of the equity securities, not to exceed $.05 per share. In February 2005, all notes were converted for 21,126,787 shares of Series B Preferred Stock.
12.	Accrued Liabilities
Accrued liabilities at December 31, 2004 and 2003 consist of the following:

	2004	2003
Accrued professional fees	$91,000	$30,753
Accrued vacation	30,702	27,559
Accrued freight	—	45,935
Sales tax liability	20,982	19,059
State tax liability	—	12,210
Accrued inventory	—	17,045
Unshipped sales	—	10,356
Accrued sales commissions	2,754	9,338
Accrued interest payable	—	8,022
Other expenses	30,000	63,056

	$175,438	$243,333

Continued

Master Replicas, Inc.
(a Delaware Corporation)
Notes to Financial Statements
13.	Product Warranty
The following represents product warranty at December 31, 2004 and 2003:

	2004	2003
Beginning balance warranty liability	$157,054	$47,969
Accrual for current year	421,658	284,725
Payments made in current year	(532,985)	(175,640)

Ending balance	$45,727	$157,054

14.	Product Financing
On August 30, 2002, the Company contracted with Production Finance International, LLC (PFI) to finance the production of specific groups of replicas to be sold to retailers and distributors, with a maximum credit line of $800,000. At December 31, 2004, the Company had net borrowings due of $120,371. The agreement was collateralized by a security interest in all assets, accounts receivable, contract rights, insurance proceeds, and intangibles owned by the Company. Additionally, the company must assign the inventory financed to PFI. The financing company pays the manufacturer directly and then collects the receivable due from the retailers and distributors to pay off any advances made to the manufacturer. Periodically, the accounts are reconciled and any amounts due to the Company are reimbursed. The 2002 agreement was cancelled in 2004 and a new agreement was created with similar terms. On February 23, 2005, the maximum credit line was increased to $1,300,000. The Company was subject to interest, commissions, and miscellaneous fees per the agreement. For the year ended December 31, 2004 and 2003, interest and related fees expense were $ 11,722 and $122,915, respectively.
15.	Long Term Debt
Long Term Debt consisted of the following at December 31, 2004:

Note Payable to Ropart Asset Management Fund, LLC, accruing interest at a rate of 13% per annum, due in annual installments starting in 2007 equal to one-third of the sum of the original principal amount plus any unpaid interest, maturing in May 2009, secured by all assets of the Company. The note is subordinated to all existing, as well as future indebtedness of the Company to Production Finance International, LLC, and the Bank of Walnut Creek.	$600,000

Note Payable to Ropart Asset Management Fund, LLC, accruing interest at a rate of 13% per annum, due in annual installments starting in 2007 equal to one-third of the sum of the original principal amount plus any unpaid interest, maturing in May 2009, secured by all assets of the Company. The note is subordinated to all existing, as well as future indebtedness of the Company to Production Finance International, LLC, and the Bank of Walnut Creek.	$265,000

Total	$865,000

Continued

Master Replicas, Inc.
(a Delaware Corporation)
Notes to Financial Statements
15.	Long Term Debt, continued
Maturities of long term debt are as follows:

Year ending December 31:
2005	—
2006	—
2007	$288,334
2008	288,333
2009	288,333

Total	$865,000

16.	License Agreements
Lucasfilm Ltd.
On January 9, 2002, the Company secured a nonexclusive global license with Lucasfilm Ltd. for the rights to develop, design, manufacture, advertise, market, and distribute licensed products from the Star Wars saga. Per the agreement, in exchange for these rights the Company must pay royalties of 12% on all net sales up to and including the first $5,000,000 and 14% on all net sales in excess of $5,000,000. Royalty payments are due quarterly. The license agreement expired on December 31, 2004 and a new agreement was created September 1, 2004, with an effective date of January 1, 2005 through December 31, 2007. Per the agreement, in exchange for these rights the Company must pay royalties of 14% on all retail sales, and 10% on all direct sales.
Viacom Consumer Products Inc.
On November 13, 2002, the Company secured a nonexclusive global license with Viacom Consumer Products Inc. (VCP) for the rights to manufacture, distribute, sell, advertise, and promote designated licensed articles relating to the Star Trek television and movie series. Per the agreement, in exchange for these rights the Company must pay royalties of 10% on all net sales. Royalty payments are due quarterly. The agreement calls for guaranteed payments totaling $200,000 payable in increments of $50,000 on November 1 of each year of the agreement. The license agreement expires May 31, 2006.
Additional licenses secured in 2003 and 2004 include license agreements with New Line Cinema, Twentieth Century Fox, Sony Pictures, Dreamworks, and Disney Enterprises, Inc.
The following is a summary of future required guarantee payments for the agreements listed above as of December 31, 2004:

2005	$274,500
2006	220,000
Total	$494,500

Total royalties expense for the year ended December 31, 2004 and 2003 was $1,350,721 and $1,282,850 respectively.
Continued

Master Replicas, Inc.
(a Delaware Corporation)
Notes to Financial Statements
17.	Operating Lease
On April 24, 2003 the Company entered into an agreement to sublease new office space that expires on November 30, 2006.
The future minimum lease obligations are as follows for the years ended December 31:

2005	$106,690
2006	100,506

Total	$207,196

Rent expense for the year ended December 31, 2004 and 2003 was $106,542 and $68,571, respectively.
18.	Income Taxes
The provision (benefit) for income taxes is composed of current and deferred components. The current component represents the amount of federal and state income taxes that are currently reportable to the respective tax authorities, and is measured by applying statutory rates to the Company’s taxable income as reported in its income tax returns.
Deferred income taxes are provided for the temporary differences between the carrying values of the Company’s assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are attributable primarily to allowance for doubtful accounts, depreciation differences, unbilled revenue, accrued vacations, and state taxes. These temporary differences give rise to either a deferred tax asset or liability in the financial statements that is computed by applying current statutory tax rates to taxable and deductible temporary differences based upon the classification (i.e., current or noncurrent) of the asset or liability in the financial statements that relates to the particular temporary difference. Deferred taxes related to differences that are not attributable to a specific asset or liabilities are classified in accordance with the future period in which they are expected to reverse and be recognized for income tax purposes.
The provision for income taxes for the year ended December 31, 2004 consists of the following:

Current:
Federal	—
State	$14,564

14,564

Deferred:
Federal	8,000
State	1,000

9,000

$23,564

Continued

Master Replicas, Inc.
(a Delaware Corporation)
Notes to Financial Statements
18.	Income Taxes, continued
Net deferred tax assets are as follows:

Current deferred:
Federal	$274,000
State	249,000

523,000
Less valuation allowance	(523,000)

Net deferred tax liabilities are as follows:	—

Long-term deferred:
Federal	$8,000
State	1,000

$9,000

For the years ended December 31, 2004, the Company’s income tax expense computed at the statutory rates differs from provision for income taxes recorded on the statements of operations, primarily because of net operating loss carryover, depreciation, tooling costs, product warranty, and accrued vacation. Net operating losses available to offset future taxable income were estimated to be approximately $2,225,000 for Federal purposes and $4,000,000 for state purposes at December 31, 2004.
19.	Employee Benefit Plans
Effective January 1, 2003, the Company adopted a 401(k) Profit Sharing Plan (the Plan) for employees who are 18 years of age or older. The Company made no contributions for the year ended December 31, 2004 and 2003.
Effective May 17, 2004, the Company adopted the Master Replicas Inc. 2004 Stock Option/Restricted Stock Plan for key employees. The number of shares reserved for awards shall not exceed 1,320,000. Each grant under the Plan shall be evidenced by a Stock Option Agreement between the Optionee and the Company. The provisions of the various Stock Option Agreements entered into under the Plan may not be identical. The agreements will also specify whether the option is an Incentive Stock Option (ISO) or a Nonstatutory Stock Option (NSO). An ISO is exercisable at a price not less than 100% of the fair market value of a share on the date of grant (110% for 10-percent stockholders). An NSO may specify an exercise price that varies in accordance with a predetermined formula while the NSO is outstanding, but shall not be less than 85% of the fair market value of a share on the date of grant (110% for 10-percent stockholders). The options shall vest 20% annually over a five year period. At December 31, 2004, the Company had 120,000 ISOs outstanding to purchase shares of common stock at an exercise price of $0.01.
20.	Related Party Transactions
The Company paid legal fees for services provided to an organization with which one board member has an affiliation of $1,277 and $36,765, for the years ended December 31, 2004 and 2003, respectively.
Continued

Master Replicas, Inc.
(a Delaware Corporation)
Notes to Financial Statements
20.	Related Party Transactions, continued
In November 2003, the Company retained the services of an organization with which one board member has an affiliation to act as the exclusive placement agent for the Company in connection with a proposed private placement of the Company’s equity securities. No fees were charged or payments made for these services in 2003. For the year ended December 31, 2004, total fees paid were $187,643.
The Company paid consulting fees to one board member for the year ended December 31, 2004, in the amount of $34,100.
21.	Delayed Vesting Membership Units
Under the terms of the Company’s operating agreement, the Company granted 20,250 membership units to various officers, employees, and consultants that vest annually over three years beginning January 16, 2003. As of December 31, 2003, 6,583 of the delayed vesting membership units had vested and 833 unvested units were terminated. During the period ended May 31, 2004, 6,416 of the delayed vesting membership units had vested. The remaining 6,418 units were cancelled and no delayed vesting units remained as of December 31, 2004 due to the conversion to a C corporation. See Note 24 for further detail regarding the conversion.
22.	Outstanding Stock Warrants
As of December 31, 2004, the Company had outstanding warrants to the holders of the standby subordinated promissory notes to purchase a maximum of 15,750,000 shares of Common Stock at an exercisable price of $0.0001 per share. Subsequent to December 31, 2004 approximately 1,200,000 warrants were issued. The warrants are exercisable at any time before the termination date, which is the earlier of December 14, 2014 or five years after the repayment in full of the standby lines of credit owing to the warrant holders. The fair value of the warrants issued was estimated to be nominal using the fair value method with the following assumptions: risk free interest rate of 4.25%, life of seven years, 0% volatility and expected dividend yield of 0%.
As of December 31, 2004, the Company had outstanding warrants to purchase 169,945 shares of Series A Preferred Stock at an exercisable price of $1.25 per share. The warrants are exercisable at any time before the termination dates, ranging from May 17, 2009 to May 20, 2014. The fair value of these warrants was estimated to be $54,664 using the fair value method with the following assumptions: risk free interest rate of 4.25%, life of seven years, 0% volatility and expected dividend yield of 0%. These warrants were issued to the original LLC members that held the June 2003 convertible notes. Therefore, the fair value of the warrants were treated as a cost of conversion and recorded as paid in capital of the Series A Preferred Stock.
As of December 31, 2004, the Company had outstanding warrants to Ropart Asset Management Fund, LLC, the holder of the long term notes payable, to purchase 1,325,000 shares of Series B Preferred Stock at an exercisable price of $0.05 per share. The warrants are exercisable at any time before the termination date, which is the earlier of November 16, 2014 or five years after the repayment in full of the amounts owing under the notes payable to the warrant holder. The fair value of these warrants was estimated to be nominal using the fair value method with the following assumptions: risk free interest rate of 4.25%, life of seven years, 0% volatility and expected dividend yield of 0%.
Continued

Master Replicas, Inc.
(a Delaware Corporation)
Notes to Financial Statements
23.	Stock Exchanged for Services
During 2004, the Company issued 62,640 shares of Series A Preferred Stock in exchange for services rendered as an agent for the placement of the convertible notes. The cost of the services has been charged to operations, and additional paid in capital has been increased by $78,300, representing the excess of the cost of the services over the par value of the Series A Preferred Stock issued.
24.	Quasi Reorganization and Conversion to a C Corporation
The stockholders of the Company approved the plan of quasi reorganization. This involved the conversion of the Company from a Limited Liability Corporation to a C Corporation. All of the outstanding, vested Non-Cash Membership Units were exchanged for 515,020 shares of Common Stock, and the cancelled delayed vesting units that were not vested at the time of conversion were converted into 128,320 shares of Common Stock and held in escrow at December 31, 2004. All of the Cash Membership units were exchanged for 3,136,220 shares of Series A Preferred Stock. In addition, investors due accrued interest accepted 39,749 shares of Series A Preferred Stock.
These transactions resulted in the elimination of $1,412,591 of accumulated deficit at the date of reorganization and a decrease of $1,505,053 in additional paid in capital for the Series A Preferred Stock.
25.	Preferred Stock
The Company has 5,284,330 shares of Series A voting, convertible Preferred Stock outstanding. Holders of each share of Series A Preferred Stock have the right to one vote for each share of Common Stock into which such Series A Preferred Stock could then be converted. Dividends, if declared by the Board of Directors, shall be distributed among the holders of the Preferred and Common Stock pro rata based on the number of shares of Common Stock then held by each holder.
Each share of Preferred Stock is convertible, at the option of the holders, into shares of Common Stock as is determined by dividing $1.25 by the conversion price applicable to such share. The initial conversion price per share shall be $1.25. Such initial conversion price shall be subject to adjustment from time to time due to issuance of stock below the conversion price or stock splits and dividends.
The Preferred Stock is redeemable on or before March 31, 2009, for cash in the amount per share equal to the liquidation amount, calculated at the date of redemption, less any dividends paid on such shares.
In the event of liquidation, dissolution or winding up, either voluntary or involuntary, the Preferred Shares shall be entitled to receive, prior to any distribution of any of the assets of the Company to the holders of Common Stock, an amount per share equal to their original issue price for such shares plus an amount equal to 20% per annum accrued thereon from the date of the original issuance of such shares. For shares issued in connection with the conversion of the Cash Membership Units, the Preferred Shares shall receive the original capital contribution for such units divided by 20 plus an amount equal to 20% per annum accrued thereon from the date of the original contribution of capital.
Continued

Master Replicas, Inc.
(a Delaware Corporation)
Notes to Financial Statements
26.	Subsequent Event
Effective February 25, 2005, the Articles of Incorporation were amended to increase the number of shares of stock authorized, and to reflect a change in the liquidation preference for the stock issued.
The total shares authorized was increased to 208,823,444 shares, each with a par value of $0.001. Of that total, 125,367,384 shares are common stock, and 83,456,060 shares are preferred stock. Preferred stock may be issued in one or more series. The first series of preferred stock is the Series A Preferred Stock, consisting of 5,454,274 shares, and the second series is the Series B Preferred Stock, consisting of 78,001,786 shares. In connection with the amended Articles of Incorporation, Series A Preferred Stockholders no longer have redemption rights.
The holders of the Series B Preferred Stock shall be entitled to dividends prior and in preference of any declaration or payment of any dividend on the Series A Preferred Stock or common stock, at the rate of 8.0% per annum of the Series B Preferred Stock original issue price. The dividends are payable quarterly when and if declared by the Board of Directors. Such dividends shall not be cumulative. After payment of such dividends, any additional dividends shall be distributed amount the holders of all of the stock outstanding pro rata based on the number of shares of common stock then held by each holder, assuming conversion of all shares of the Preferred Stock into Common Stock.
In the event of liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the Series B Preferred Stock shall be entitled to receive an amount equal to $0.05 per share, plus accrued and unpaid dividends thereon, in preference to any distribution of any of the assets of the Corporation to the holders of the Series A Preferred Stock and Common Stock. The Series A Preferred Stock shall be entitled to receive an amount equal to $0.05 per share after payment to the Series B Preferred Stock holders and in preference to any distribution of any of the assets of the Corporation to the holders Common Stock. Any remaining assets would be distributed to the holders of all of the stock outstanding pro rata based on the number of shares of Common Stock then held by each holder, assuming conversion of all shares of the Preferred Stock into Common Stock.